---------------------------------
                                                           QMB APPROVAL
                                               ---------------------------------
                                                QMB Number:           3235-0145
                                                Expires:       October 31, 1994
                                                Estimated average burden
                                                hours per form............14.90
                                               ---------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Banyan Mortgage Investment Fund
-------------------------------------------------------------------------------
                                (Name of Issuer)


           Warrants to Purchase Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    06682P106
-------------------------------------------------------------------------------
                                 (CUSIP Number)


    Edwin H. Morgens, 10 East 50th Street, New York, NY 10022, (212) 705-0500
-------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)


                                  May 22, 1996
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 Pages
                        Exhibit Index Appears on Page 16

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 2 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Morgens Waterfall Income Partners
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-2829306
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      WC
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York State
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      PN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 3 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Restart Partners L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-3502415
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      WC
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      PN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 4 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Restart Partners II, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-3553296
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      WC
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      PN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 5 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Restart Partners III, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-3618702
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      WC
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      PN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 6 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Restart Partners IV, L.P.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-3687058
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      WC
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      PN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 7 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      The Common Fund for Non-Profit Organizations
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      23-7037968
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      WC
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York State
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      CO
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 8 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Morgens, Waterfall, Vintiadis & Company, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      13-2674766
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      AF
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York State
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      CO
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                          Page 9 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Edwin H. Morgens
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ###-##-####
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      AF
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   06682P106                         Page 10 of 16 Pages
-----------------------------------------------------------------
1)  NAME OF REPORTING PERSON
      Bruce Waterfall
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ###-##-####
-----------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                     (a) [ ]
                                     (b) [X]
-----------------------------------------------------------------
3)  SEC USE ONLY

-----------------------------------------------------------------
4)  SOURCE OF FUNDS
      AF
-----------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.A.
-----------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   0 - See Response to Item 5
    SHARES        _______________________________________________
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             0
    EACH          _______________________________________________
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               0 - See Response to Item 5
    WITH          _______________________________________________
                  10)  SHARED DISPOSITIVE POWER
                         0
-----------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                            [ ]
-----------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
-----------------------------------------------------------------
14) TYPE OF REPORTING PERSON
      IN
-----------------------------------------------------------------
*  SEE INSTRUCTIONS BEFORE FILLING OUT!

Banyan Mortgage Investment Fund                              Page 11 of 16 Pages
SCHEDULE 13D                                                    October 15, 1996




Item 1.  Security and Issuer.
------   -------------------

                  This  Amendment  No. 1  ("Amendment"  amends the  statement on
Schedule 13D filed by the Reporting Persons (as defined below) with the Commission on October 26, 1994 ("Statement") with respect to warrants (the "Warrants") entitling the holder to purchase the common stock, par value $.01 per share ("Common Stock"), of Banyan Mortgage Investment Fund (the "Issuer"). The principal executive offices of the Issuer are located at 150 South Wacker Drive, Chicago, IL 60606.

Item 2.  Identity and Background.
------   -----------------------

                  This Statement is filed jointly by (a) Morgens Waterfall Income Partners ("MWIP"), (b) Morgens, Waterfall, Vintiadis & Company, Inc. ("Morgens Waterfall") (c) Restart Partners L.P. ("Restart"), (d) Restart Partners II, L.P. ("Restart II"), (e) Restart Partners III, L.P. ("Restart III"), (f) Restart Partners IV, L.P. ("Restart IV"), (g) The Common Fund for Non-Profit Organizations (the "Common Fund"), (h) Edwin H. Morgens ("Morgens") and (i) Bruce Waterfall ("Waterfall" and together with the persons listed in paragraphs (a) through (h), the "Reporting Persons").

                  MWIP is a New York limited partnership having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of MWIP is to invest in securities of United States issuers. Morgens and Waterfall are the general partners of MWIP. All of the information concerning Morgens and Waterfall is set forth below.

                  Restart, Restart II, Restart III and Restart IV are Delaware limited partnerships having their principal address at 10 East 50th Street, New York, New York 10022. The principal business of Restart, Restart II, Restart III and Restart IV is to invest in securities of financially troubled companies.

                  The general partner of Restart is Prime Group, L.P. ("Prime Group"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime Group is to act as the general partner of Restart. The general partner of Prime Group is Prime, Inc., a Delaware corporation ("Prime"), having its principal office at 10 East 50th Street, New York, New York 10022. The principal business of Prime is to act as general partner of Prime Group, Prime II, Prime III and Prime IV (as discussed below). Morgens is the Chairman of the Board of Directors and the Secretary of Prime. Waterfall is the President of Prime and is also a Director. All of the information concerning Morgens and Waterfall is set forth below.

Banyan Mortgage Investment Fund                              Page 12 of 16 Pages
SCHEDULE 13D                                                    October 15, 1996


                  The general partner of Restart II is Prime Group II, L.P. ("Prime II"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime II is to act as the general partner of Restart II. The general partner of Prime II is Prime. All of the information concerning Prime is set forth above.

                  The general partner of Restart III is Prime Group III, L.P. ("Prime III"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime III is to act as the general partner of Restart III. The general partner of Prime III is Prime. All of the information concerning Prime is set forth above.

                  The general partner of Restart IV is Prime Group IV, L.P. ("Prime IV"), a Delaware limited partnership, having its principal address at 10 East 50th Street, New York, New York 10022. The principal business of Prime IV is to act as the general partner of Restart IV. The general partner of Prime IV is Prime. All of the information concerning Prime is set forth above.

                  Morgens Waterfall is a New York corporation having its principal address at 10 East 50th Street, New York, New York 10022. The business of Morgens Waterfall is rendering of financial services and as such it provides discretionary investment advisory services to the Common Fund and in that capacity has been granted investment authority over the Common Fund to vote securities registered in the name of the Common Fund. Under the rules promulgated by the Securities and Exchange Commission, Morgens Waterfall and its principals may be considered "beneficial owners" of securities acquired by the Common Fund as a result of its advisory relationship to the Common Fund.

                  Morgens is the Chairman of the Board of Directors and the Secretary of Morgens Waterfall. Waterfall is the President and Assistant Secretary of Morgens Waterfall and is also a Director. The primary occupations of Morgens and Waterfall are to act as the principals in the business of Morgens Waterfall. The business address of Morgens and Waterfall, each of whom is a United States citizen, is at the office of Morgens Waterfall at 10 East 50th Street, New York, New York 10022. Morgens Waterfall has no other officers and directors.

                  During the past five years, none of the persons described in this Item 2 have been convicted in a criminal proceeding. None of such persons is, and during the past five years none has been, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Banyan Mortgage Investment Fund                              Page 13 of 16 Pages
SCHEDULE 13D                                                    October 15, 1996



Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

                  Not applicable.

Item 4.  Purpose of Transaction.
------   ----------------------

                  The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumberated in Item 4 of
Schedule 13D although they reserve the right to buy additional securities of the Issuer or to sell securities of the Issuer from time to time.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

                  (a) and (b) No Warrants are beneficially owned by any of the Reporting Persons.

                  The Reporting Persons would own in the aggregate 0% of the outstanding shares of Common Stock if the Warrants were exercised.

                  The following is a list of all transactions involving the Common Stock since the most recent filing on Schedule 13D of any of the Reporting Persons:

                                                             Common Stock
               Name                    Date                      Sold
               ----                    ----                  ------------
               MWIP                   5/22/96                   146,300
               Restart                5/22/96                   911,240
               Restart II             5/22/96                 1,337,600
               Restart III            5/22/96                   936,320
               Restart IV             5/22/96                   576,840
               Common Fund            5/22/96                   271,700

                  The Reporting Persons sold bonds of the Issuer at their face value along with the Warrants and none of the proceeds of such sales were allocated to the Warrants.

                  (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

                  (e) On May 22, 1996, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

Banyan Mortgage Investment Fund                              Page 14 of 16 Pages
SCHEDULE 13D                                                    October 15, 1996


Item 6.  Contracts, Arrangements, Understandings or Relationships
------   with Respect to the Securities of the Issuer.
         --------------------------------------------------------

                  Except to the extent described in Items 2 and 5, none of the persons identified in Item 2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

EXHIBIT A           Power  of  Attorney,  dated  December  15,  1993  granted to
                    Messrs.  Morgens and Waterfall by the following parties: Mr.
                    Bruce Waterfall;  Phoenix Partners; Morgens Waterfall Income
                    Partners;   Betje  Partners;   Phaeton  International  N.V.;
                    Morgens,  Waterfall,  Vintiadis Investments N.V.; The Common
                    Fund  for  Non-Profit   Organizations;   Morgens   Waterfall
                    Vintiadis & Company,  Inc.; Restart Partners,  L.P.; Restart
                    Partners II,  L.P.;  Restart  Partners  III,  L.P.;  Restart
                    Partners IV, L.P.; Morgens Waterfall,  Vintiadis & Co., Inc.
                    Employees'  Profit Sharing Plan; and Mr. Edwin Morgens,  for
                    the  specific  purpose  of  executing  on their  behalf  any
                    Schedule  13Ds and  amendments  thereto  for filing with the
                    Securities   and   Exchange   Commission   pursuant  to  the
                    requirements of Rule 13d-1(f) (incorporated by reference to Exhibit A of Amendment No. 2 to Schedule 13D filed on
                    December  22,  1993 by  Phoenix  Partners;  Betje  Partners;
                    Phaeton  International N.V.; Morgens,  Waterfall,  Vintiadis
                    Investments  N.V.;  Morgens  Waterfall  Vintiadis & Company,
                    Inc.; Edwin H. Morgens; and Bruce Waterfall with respect to the common stock, par value $.01 per share, of Sudbury, Inc.).

Banyan Mortgage Investment Fund                              Page 15 of 16 Pages
SCHEDULE 13D                                                    October 15, 1996


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this statement is true, complete and correct and agrees that this statement is filed on behalf of each of them.


Dated:  October 15, 1996                  The Reporting Persons listed herein


                                          By:     /s/ Edwin H. Morgens
                                             ----------------------------------
                                             Edwin H. Morgens, as attorney-in-
                                             fact for each of the Reporting
                                             Persons

Banyan Mortgage Investment Fund                              Page 16 of 16 Pages
SCHEDULE 13D                                                    October 15, 1996


                                  EXHIBIT INDEX
                                  -------------

                                                              Page No.
                                                              -----------------

Exhibit A                  Power of Attorney                  Incorporated by
                                                              Reference